Exhibit 99.1

Nevada Geothermal Power Inc.

 Named to 2008 TSX Venture 50

VANCOUVER, B.C. (June 19, 2008) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) was today named to the 2008 TSX Venture 50TM, a ranking of Canada’s top emerging public companies listed on TSX Venture Exchange.

“Being named to the TSX Venture 50 is a reflection of the efforts of the NGP team and the various participants in the market place that have supported our efforts through the early growth of our company,” said Brian Fairbank, CEO of Nevada Geothermal Power Inc.

The TSX Venture 50 are the top 10 companies in each of five major industry sectors (mining, oil & gas, technology & life sciences, diversified industries and clean-tech), based on a ranking formula that includes revenue, return on investment, market cap growth, and trading volume.

“We are very proud to announce the 2008 TSX Venture 50 to celebrate the achievement of our issuers,” said Kevan Cowan, President, TSX Venture Exchange.  “The impressive list of companies demonstrates that the TSX Venture Exchange is a unique incubator for public companies, and the companies in the TSX Venture 50 are proof that this market is working.”

The 2008 TSX Venture 50TM was compiled based on public historical data and is not an invitation to purchase securities listed on Toronto Stock Exchange and/or TSX Venture Exchange. TSX Group Inc. and its affiliates do not endorse or recommend any securities referenced in this ranking. Neither TSX Group Inc. nor its affiliated companies represent, warrant or guarantee the accuracy or the completeness of the information. You should not rely on the information contained in this news release for any trading, business or financial purposes. TSX Group Inc. and its affiliates assume no liability for any errors or inaccuracies in this news release or any use or reliance upon this information.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:

CONTACT

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Tracy Weslosky or Fred Cowans

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com